Memory Pharmaceuticals Corp.
100 Philips Parkway	Jzaneen A. Lalani
Montvale, New Jersey 07645	General Counsel
Phone: (201) 802-7140
Fax: (201) 802-7126
E-mail: lalani@memorypharma.com
www.memorypharma.com
July 23, 2007
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler, Assistant Director
          Jennifer Riegel

Re:	Memory Pharmaceuticals Corp. Registration Statement on Form S-3 Filed July 10, 2007 File No. 333-144467
Ladies and Gentlemen:
This letter is in response to the comments contained in the letter dated July 16, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-3 (the “Registration Statement”) filed by Memory Pharmaceuticals Corp. (the “Company”) on July 10, 2007. For the Staff’s convenience, we have included the Staff’s comments in bold typeface before each of our responses below.
1.      We note that you have filed a confidential treatment request in connection with exhibit 10.2. We will provide comments, if any, on the agreement subject to the confidentiality request in a separate letter. All comments must be resolved prior to submitting a written request for acceleration of the effective date of the registration statement.
We have received the Commission’s letter dated July 19, 2007 regarding our application for confidential treatment in connection with Exhibit 10.2 and have addressed those comments in a separate letter. Please note that we will not request acceleration of the effective date of the Registration Statement until all comments have been resolved.
2.      We note the footnote indicating that you plan to file exhibit 4.8, the form of indenture, by amendment or as an exhibit to a current report on Form 8-K. The indentures or form of indenture must be filed prior to effectiveness of the registration statement so that they can be qualified pursuant to section 309(a) of the Trust Indenture Act. Please file them in a pre-effective amendment.
The Company does not plan to issue debt securities under the Registration Statement. All references to debt securities have therefore been removed from the Registration Statement.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (201) 802-7140.

Very truly yours,
/s/ Jzaneen Lalani
General Counsel

cc.	James R. Sulat President and Chief Executive Officer Ellen Corenswet, Esq. Covington & Burling LLP 620 Eighth Avenue New York, NY 10018